HellerEhrman

May 17, 2007

07023793

Heller Ehrman (Hong Kong) Ltd.
海陸(香港)有限公司
Simon C.M. Luk
Simon.Luk@hellerehrman.com
Direct +852.2292.2222
Main +852.2292.2000
Fax +852.2292.2200

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
USA

Attention Filer Support
Mail Stop 1-4

SUPPL

Ladies and Gentlemen:

SEC FILE NO. 82-3648

Re: Techtronic Industries Company Limited
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act

On behalf of Techtronic Industries Company Limited (the "Company"), S.E.C. File No. 82-3648, the enclosed copies of documents are submitted to you in order to maintain the Company's exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") pursuant to Rule 12g3-2(b) under the Act:

(1) The Company's joint announcement regarding mandatory conditional general offer made by Platinum Securities Company Limited, on behalf of Cordless Industries Inc. to acquire all of the issued shares in the capital of Techtronic Industries Company Limited not already owned by Cordless Industries Inc. and parties acting in concert with it, dated May 14, 2007, published (in the English language) in The Standard and published (in the Chinese language) in Hong Kong Economic Times, both on May 15, 2007.

The part of the enclosed document that is in Chinese substantially restates the information appearing elsewhere in English.

dlw 5/24

We would appreciate your acknowledging receipt of the foregoing by stamping and returning the enclosed copy of this letter. A self-addressed and stamped envelope is enclosed for your convenience.

Very truly yours,

Simon Luk

Enclosures

cc: Techtronic Industries Company Limited

19056\0001\39sec.doc

Cordless Industries Inc.

(incorporated in the British Virgin Islands)

TTI Techtronic Industries Co. Ltd.

(incorporated in Hong Kong with limited liability)

(Stock code: 669)

JOINT ANNOUNCEMENT

Mandatory conditional general offer made by Platinum Securities Company Limited, on behalf of Cordless Industries Inc. to acquire all of the issued shares in the capital of Techtronic Industries Company Limited not already owned by Cordless Industries Inc. and parties acting in concert with it

Financial Adviser to Cordless Industries Inc.

PLATINUM
Securities

1. **Introduction**

On 14 May 2007, TTI received notices in writing from Horst Julius Pudwill and Roy Chi Ping Chung stating that they have exercised on 14 May 2007 the TTI Options granted to them on 28 June 2002 under the TTI Share Option Scheme, which was adopted by the TTI Shareholders at a general meeting on 28 March 2002, at the exercise price of HK$3.60 per TTI Share. As a result of the exercise of these TTI Options, Horst Julius Pudwill and Roy Chi Ping Chung will acquire in aggregate 38,592,000 TTI Shares, representing approximately 2.56% of the enlarged issued share capital of TTI. As a result of the exercise of these TTI Options, the Offeror and its Concert Parties will own in aggregate 457,633,742 TTI Shares, representing approximately 30.41% of the enlarged issued share capital of TTI and the Offeror is required to make a mandatory conditional general offer for all the issued TTI Shares, other than those TTI Shares already owned by the Offeror and its Concert Parties pursuant to Rule 26.1 of the Code.

The Offeror and TTI jointly announce that Platinum, on behalf of the Offeror, intends to make a mandatory conditional general offer to acquire all of the issued shares in the share capital of TTI not already owned by the Offeror and its Concert Parties.

2. **Consideration for the Offer**

The consideration in respect of the Offer is as follows:

For each TTI Share .... HK$3.60 in cash

The Offeror shall make an offer (the ***TTI Option Offer***) to all holders of TTI Options, excluding its Concert Parties, to cancel their existing TTI Options. As the exercise prices of the outstanding TTI Options range from HK$7.625 to HK$19.20 per TTI Share, the TTI Options are currently "out of the money" in relation to the price of the Offer. Further, the TTI Options are non-assignable and non-transferable. Based on the above factors, the consideration for the TTI Option Offer is set at a nominal value of HK$0.001 in cash for each TTI Option.

The Offeror shall make an offer (the ***TTI Bond Offer***) to all holders of TTI Bonds to acquire their existing TTI Bonds as follows:

For each TTI Bond with a face value of HK$7,797.70 (applying the conversion rate of US$1.00 = HK$7.7977 as stipulated in the offering circular for the TTI Bonds dated 6 July 2004) (based on the offer price of HK$3.60 per TTI Share divided by the initial conversion price of HK$16.56 per TTI Share) .... HK$1,695.20 in cash

The Offeror shall make an offer (the ***TTI ADR Offer***) to acquire the TTI ADRs, excluding those held by its Concert Parties, as follows:

For each TTI ADR .... HK$18.00 in cash

which will be converted into US dollars, less a cancellation fee of up to US$0.05 per TTI ADR, the US Depositary's fees and any applicable transfer fees, expenses in relation to currency conversion, taxes and governmental charges.

Each of the TTI Option Offer, the TTI Bond Offer and the TTI ADR Offer shall be made conditional upon the Offer becoming or being declared unconditional.

3. **Condition of the Offer**

The Offer is conditional upon valid acceptances having been received at or before 4:00 p.m. on the Closing Date (or such other time as the Offeror may, subject to the Code, decide) which would result in the Offeror and its Concert Parties holding more than 50% of the voting rights in TTI.

4. **Despatch of Composite Document**

The Offeror and TTI intend to combine the Offer Document with the Response Document for despatch to TTI Shareholders. The Composite Document, which will contain details of the Offer, is expected to be despatched to TTI Shareholders within 21 days from the date of this Announcement. The Composite Document will include the expected timetable in relation to the Offer.

WARNING: TTI Shareholders and investors generally should exercise caution when dealing in the securities of TTI.

INTRODUCTION

On 14 May 2007, TTI received notices in writing from Horst Julius Pudwill and Roy Chi Ping Chung stating that they have exercised on 14 May 2007 the TTI Options granted to them on 28 June 2002 under the TTI Share Option Scheme, which was adopted by the TTI Shareholders at a general meeting on 28 March 2002, at the exercise price of HK$3.60 per TTI Share.

These TTI Options were issued in compliance with Chapter 17 of the Hong Kong Listing Rules. At the time these TTI Options were issued, the exercise price of these TTI Options was HK$7.20 per TTI Share. At a general meeting held on 28 May 2004, the TTI Shareholders approved and adopted a proposal that each of the then existing issued and unissued TTI Shares (then shares of HK$0.20 each in the share capital of TTI) be subdivided into two shares of HK$0.10 each in the share capital of TTI. The circular relating to the general meeting held on 28 May 2004 is dated 28 April 2004. As a result of which, the exercise prices of and the number of outstanding TTI Options at that time were also adjusted after TTI consulted its auditors on the method of the calculation for the adjustments to the exercise price of and the number of the outstanding TTI Options at the time. The exercise price of the TTI Options granted to Horst Julius Pudwill and Roy Chi Ping Chung on 28 June 2002 under the TTI Share Option Scheme was adjusted from HK$7.20 to HK$3.60 per TTI Share. Details relating to the share subdivision and the adjustments to the exercise price of and the number of the outstanding TTI Options can be found in the announcement of TTI made on 28 May 2004.

As a result of the exercise of the TTI Options granted to them on 28 June 2002 under the TTI Share Option Scheme, Horst Julius Pudwill and Roy Chi Ping Chung will acquire in aggregate 38,592,000 TTI Shares, representing approximately 2.56% of the enlarged issued share capital of TTI. As a result of the exercise of these TTI Options, the Offeror and its Concert Parties will own in aggregate 457,633,742 TTI Shares, representing approximately 30.41% of the enlarged issued share capital of TTI and the Offeror is required to make a mandatory conditional general offer for all the issued TTI Shares, other than those TTI Shares already owned by the Offeror and its Concert Parties pursuant to Rule 26.1 of the Code. Under the TTI Share Option Scheme, Horst Julius Pudwill and Roy Chi Ping Chung are expected to be issued the 38,592,000 TTI Shares within no later than 10 business days after receipt by TTI of the written notices from Horst Julius Pudwill and Roy Chi Ping Chung.

The Offeror and TTI jointly announce that Platinum, on behalf of the Offeror, intends to make a mandatory conditional general offer to acquire all of the issued shares in the share capital of TTI not already owned by the Offeror and its Concert Parties.

The Offer is made in compliance with the Code, which is administered by the Executive.

THE OFFER

TTI Shareholders who accept the Offer will be entitled to a consideration as follows:

For each TTI Share .... HK$3.60 in cash

Comparisons of value

The consideration of HK$3.60 in cash per TTI Share under the Offer represents:

(a) a discount of approximately 66.70%, 66.64% and 65.35% over the average closing prices of HK$10.81, HK$10.79 and HK$10.39 per TTI Share, being the average closing prices of TTI Shares as quoted on the Stock Exchange for the 10, 20 and 30 trading days respectively immediately prior to and including the last trading day prior to the date of this Announcement; and

(b) a discount of approximately 66.91% over the closing price of each TTI Share of HK$10.88, as quoted on the Stock Exchange on 14 May 2007, being the last trading day for TTI Shares prior to the date of this Announcement.

Highest and lowest prices

The highest and lowest closing price of the TTI Shares as quoted on the Stock Exchange during the 12 months period preceding the last trading day of the Announcement were HK$13.75 per TTI Share on 15 May 2006 and HK$9.10 per TTI Share on 4 August 2006 respectively.

Consideration for TTI Shares

On the basis of the consideration of HK$3.60 per TTI Share under the Offer, the entire issued share capital of 1,143,906,494 TTI Shares (on a fully diluted basis, excluding TTI Shares held by the Concert Parties, assuming that the outstanding 30,567,000 TTI Options, excluding those held by the Concert Parties, are exercised in full and all the outstanding TTI Bonds are converted into 65,922,584 TTI Shares), is valued at approximately HK$4,118 million.

Outstanding TTI Options

As at the date of this Announcement, there are 30,567,000 outstanding TTI Options, excluding those held by the Concert Parties. If these TTI Options are exercised in full, TTI will have to issue 30,567,000 TTI Shares, representing approximately 2% of the enlarged issued share capital of TTI.

The Offeror shall make an offer to all holders of TTI Options, except to the Concert Parties, to cancel their existing TTI Options. As the exercise prices of the outstanding TTI Options range from HK$7.625 to HK$19.20 per TTI Share, the TTI Options are currently "out of the money" in relation to the price of the Offer. Further, the TTI Options are non-assignable and non-transferable. Based on these factors, the consideration for the TTI Option Offer is set at a nominal value of HK$0.001 in cash for each TTI Option. The TTI Option Offer shall be made conditional on the Offer becoming or being declared unconditional.

Outstanding TTI Bonds

As at the date of this Announcement, there are US$140 million worth of outstanding TTI Bonds. If these TTI Bonds are converted into TTI Shares, TTI will have to issue 65,922,584 TTI Shares, representing approximately 4.20% of the enlarged issued share capital of TTI.

The Offeror shall make an offer to all holders of TTI Bonds to acquire their existing TTI Bonds as follows:

For each TTI Bond with a face value of HK$7,797.70
(applying the conversion rate of US$1.00 = HK$7.7977
as stipulated in the offering circular for the TTI Bonds
dated 6 July 2004) (based on the offer price of
HK$3.60 per TTI Share divided by the initial
conversion price of HK$16.56 per TTI Share) .... HK$1,695.20 in cash

The TTI Bond Offer shall be made conditional on the Offer becoming or being declared unconditional.

TTI ADRs

As at the date of this Announcement, there are 5,492,179 TTI ADRs in issue. Each TTI ADR represents 5 TTI Shares.

The Offeror shall make an offer to acquire the TTI ADRs, excluding those held by its Concert Parties, as follows:

For each TTI ADR .... HK$18.00 in cash

which will be converted into US dollars, less a cancellation fee of up to US$0.05 per TTI ADR, the US Depositary's fees and any applicable transfer fees, expenses in relation to currency conversion, taxes and governmental charges.

The TTI ADR Offer shall be made conditional on the Offer becoming or being declared unconditional.

Settlement of consideration

Settlement of the consideration will be made within ten days of the later of the date on which the Offer becomes or is declared unconditional in all respects and the date of receipt of a duly completed acceptance.

CONFIRMATION OF FINANCIAL RESOURCES

The maximum cash amount to be paid to the TTI Shareholders in connection with the Offer (assuming that the outstanding TTI Options, excluding those held by the Concert Parties, are exercised in full and all the outstanding TTI Bonds are converted) is HK$4,118,063,378.40 in cash.

The amount of HK$4,118,063,378.40 will be funded by a facility not exceeding HK$4,118,063,382 from Citigroup and HSBC. Platinum, as the financial adviser to the Offeror, is satisfied that sufficient financial resources are available to the Offeror to meet full acceptance of the Offer as described above.

CONDITION OF THE OFFER

The Offer is conditional upon valid acceptances having been received at or before 4:00 p.m. on the Closing Date (or such other time as the Offeror may, subject to the Code, decide) which would result in the Offeror and its Concert Parties holding more than 50% of the voting rights in TTI.

IRREVOCABLE COMMITMENTS

Neither the Offeror nor its Concert Parties have received an irrevocable commitment to accept the Offer.

LISTING STATUS OF TTI

The Offeror intends that TTI shall remain listed on the Stock Exchange after the close of the Offer. The directors of the Offeror will jointly and severally undertake to the Stock Exchange to take the appropriate steps to ensure that sufficient public float exists in TTI Shares.

The Stock Exchange has stated that if, at the close of the Offer, less than 25% of the TTI Shares are held by the public, or if the Stock Exchange believes that:

(a) a false market exists or may exist in the trading of TTI Shares; or

(b) there are insufficient TTI Shares in public hands to maintain an orderly market,

then it will consider exercising its discretion to suspend trading in TTI Shares until a level of sufficient public float is attained.

INTENTIONS IN RELATION TO TTI

It is the intention of the Offeror that TTI continues its principal business activities and that the existing management of TTI will carry out the management and daily operations of TTI. The Offeror currently has no intention to inject any material assets or businesses into TTI or to dispose of any material assets or businesses of TTI. The Offeror currently does not intend to make any changes to the current board composition and the management structure of TTI.

INFORMATION ON THE OFFEROR

The Offeror is a company incorporated in the British Virgin Islands on 2 May 2007. The Offeror is an investment holding company established for the purpose of making the Offer and has not conducted any business or acquired any assets. The Offeror's directors are Horst Julius Pudwill and Roy Chi Ping Chung.

The Offeror has an authorised share capital of US$50,000. The Offeror has 3 issued shares of US$1.00 each. Horst Julius Pudwill owns 2 issued shares and Roy Chi Ping Chung owns 1 issued share in the Offeror.

INFORMATION ON TTI

TTI was incorporated on 24 May 1985 under the laws of Hong Kong and was listed on the Stock Exchange on 17 December 1990. TTI is the holding company of the TTI Group.

TTI is a world-leading producer of quality consumer and professional products marketed for the home improvement and construction industries. TTI produces a wide range of innovative products that include power tools and power tool accessories, outdoor power equipment, floor care, and laser and electronic products.

TTI products are distributed globally through home centers, major retailers, full-line tool distributors, and other channels under leading brands that include Milwaukee®, AEG®, Ryobi®[1], Homelite®, Hoover®, Dirt Devil®, and Vax®. In addition, TTI has an important contract manufacturing business partnering with leading brand name companies and private label retail brands throughout North America and Europe.

Relevant Securities in issue of TTI

As at the date of this Announcement, there are (i) 1,466,458,652 TTI Shares in issue, (ii) 71,219,000 outstanding TTI Options in issue (including the 38,592,000 TTI Options exercised by Horst Julius Pudwill and Roy Chi Ping Chung on 14 May 2007), (iii) US$140 million worth of outstanding TTI Bonds in issue and (iv) 5,492,179 TTI ADRs in issue. Other than TTI Shares, TTI Options, TTI Bonds and TTI ADRs, there are no other classes of securities in the share capital of TTI in issue.

Independent Board Committee

An independent board committee comprising the non-executive directors of TTI who are independent of the Offeror and its Concert Parties has been appointed to advise the TTI Shareholders in respect of the Offer. The independent board committee of TTI will approve the appointment of an independent financial adviser to advise the independent board committee of TTI in respect of the Offer. A further announcement will be made by TTI in relation to the appointment of such independent financial adviser.

Further information in relation to TTI will be contained in the Composite Document to be sent to TTI Shareholders.

FURTHER TERMS OF THE OFFER

TTI Shares

The TTI Shares will be acquired free from all liens, charges, encumbrances, rights of pre-emption and any other third party rights of any nature and together with all rights attaching to them, including the right to receive in full all dividends and other distributions, if any, declared, made or paid on or after the date of this Announcement.

Hong Kong stamp duty

Hong Kong stamp duty at a rate of HK$1 for every HK$1,000 (or part thereof) of the consideration payable will be deducted from the cash amount payable to TTI Shareholders who accept the Offer. The Offeror will then pay the stamp duty deducted to the stamp duty office on behalf of the accepting TTI Shareholders.

GENERAL MATTERS RELATING TO THE OFFER

Availability of the Offer

The Offeror intends to make available the Offer to all holders of TTI Shares, including those with registered addresses, as shown on the register of members of TTI, who are outside Hong Kong. The availability of the Offer to persons not resident in Hong Kong may be affected by the laws of the relevant jurisdictions. Persons who are not resident in Hong Kong should inform themselves about and observe any applicable requirements in their own jurisdictions.

In addition, the Offeror also reserves the right to notify any matter, including the making of the Offer, to the holders of TTI Shares having a registered overseas address by announcement or by advertisement in a newspaper which may or may not be circulated in the jurisdiction of which such shareholders are resident. The notice will be deemed to have been sufficiently given, despite any failure by such shareholders to receive or see that notice.

In the event that the receipt of the Composite Document by overseas TTI Shareholders is prohibited by any relevant law or may only be effected after compliance with conditions or requirements that the directors of the Offeror regard as unduly onerous or burdensome, the Composite Document will not be despatched to such overseas TTI Shareholders. The Offeror will apply for any waivers as may be required by the Executive pursuant to Note 3 to Rule 8 of the Code at such time.

Any arrangement for overseas TTI Shareholders to collect the Composite Document will be set out in a further announcement.

Composite Document

It is expected that the Composite Document, setting out the terms of the Offer, and other details, together with the acceptance and transfer form in respect of the Offer, will be despatched to TTI Shareholders within 21 days from the date of this Announcement.

Further agreement or arrangements

The Offeror confirms that there are no other arrangements (whether by way of option, indemnity or otherwise) in relation to TTI Shares and which might be material to the Offer. TTI confirms that there are no other arrangements (whether by way of option, indemnity or otherwise) in relation to TTI Shares and which might be material to the Offer.

The Offeror confirms that there are no agreements or arrangements to which it is a party which relate to the circumstances in which it may or may not invoke or seek to invoke a pre-condition or a condition to the Offer.

Completion of the Offer

If the condition to the Offer is not satisfied on or before the Closing Date, the Offer will lapse unless extended by the Offeror. In that case, the Offeror will issue an announcement in accordance with the Code and the Hong Kong Listing Rules as soon as practicable thereafter.

If the condition to the Offer is satisfied, the TTI Shareholders will be notified by an announcement in accordance with the Code and the Hong Kong Listing Rules as soon as practicable thereafter.

Interests in TTI Shares and derivatives

As at the date of this Announcement, the Offeror and its Concert Parties own or control or direct the following TTI Shares:

		Shareholdings before completion of exercise of TTI Options		Shareholdings after completion of exercise of TTI Options	
Name	**Nature of Interests**	**Interest in TTI Shares**	**Approximate percentage of interests**	**Interests in TTI Shares**	**Approximate percentage of interests**
Horst Julius Pudwill	Beneficial owner	77,609,500	5.29%	103,337,500	6.87%
	Interests of spouse, Barbara Pudwill	760,000	0.05%	760,000	0.05%
	Interests of controlled corporation, Sunning Inc. (100% owned by Horst Julius Pudwill)	185,584,764	12.66%	185,584,764	12.33%
	Interests of controlled corporation, Cordless Industries Company Limited (70% owned by Horst Julius Pudwill)	25,952,521	1.77%	25,952,521	1.72%
Roy Chi Ping Chung	Beneficial owner	113,541,948	7.74%	126,405,948	8.40%
	Interests of spouse, Li Oi King	136,000	0.01%	136,000	0.01%
	Interests of controlled corporation, Cordless Industries Company Limited (30% owned by Roy Chi Ping Chung)	11,122,509	0.76%	11,122,509	0.74%
Stephan Horst Pudwill	Beneficial owner	4,054,500	0.28%	4,054,500	0.27%
Christopher Horst Pudwill	Beneficial owner	280,000	0.02%	280,000	0.02%
Sub-Total (Offeror and its Concert Parties)		419,041,742	28.58%	457,633,742	30.41%
Public Shareholders		1,047,416,910	71.42%	1,047,416,910	69.59%
Total:		1,466,458,652	100%	1,505,050,652	100%

Prior to the exercise of the TTI Options granted to Horst Julius Pudwill and Roy Chi Ping Chung on 28 June 2002 under the TTI Share Option Scheme, at the exercise price of HK$3.60 per TTI Share, the Offeror and its Concert Parties owned approximately 28.58% of the issued share capital of TTI. Upon the exercise of these TTI Options, Horst Julius Pudwill and Roy Chi Ping Chung will acquire 38,592,000 TTI Shares, representing approximately 2.56% of the enlarged issued share capital of TTI. Following the exercise of these TTI Options, the Offeror and its Concert Parties will own in aggregate 457,633,742 TTI Shares, representing approximately 30.41% of the enlarged issued share capital.

As at the date of this Announcement, the Offeror and its Concert Parties held the following TTI Options:

Name	Date on which TTI Options were granted	Outstanding unexercised TTI Options as at the date of this Announcement	Subscription Price in HK$	Exercise Period
Horst Julius Pudwill	19.9.2003	560,000	8.685	19.9.2003 to 18.9.2008
	25.2.2004	400,000	12.170	25.2.2004 to 24.2.2009
Roy Chi Ping Chung	19.9.2003	560,000	8.685	19.9.2003 to 18.9.2008
	25.2.2004	400,000	12.170	25.2.2004 to 24.2.2009
Stephan Horst Pudwill	1.3.2004	100,000	12.525	1.3.2004 to 28.2.2009
Christopher Horst Pudwill	17.7.2003	20,000	7.625	17.7.2003 to 16.7.2008
	1.3.2004	20,000	12.525	1.3.2004 to 28.2.2009

If the Offer becomes or is declared unconditional, pursuant to the terms of the TTI Share Option Scheme adopted by the TTI Shareholders at a general meeting on 28 March 2002, all the holders of TTI Options shall be entitled to exercise their outstanding TTI Options in full even though the period for exercising these TTI Options has not come into effect.

Save for dealings and holdings for the account of non-discretionary clients of Platinum, Platinum does not have any shareholdings or dealings in TTI.

Save as disclosed above, neither the Offeror nor its Concert Parties owns or controls any TTI Shares or has options to acquire (or other outstanding derivatives in respect of) any TTI Shares.

Save as disclosed in this Announcement, the Offeror and its Concert Parties have not had any dealings for value in the TTI Shares, or convertible securities or options (or other outstanding derivatives in respect thereof) of any TTI Shares during the six-month period up to and including the date of this Announcement.

IMPORTANT NOTE FOR US INVESTORS

The Offer will be for the securities of a corporation organised under the laws of the Hong Kong and will be subject to the procedure and disclosure requirements of Hong Kong, which are different from those of the United States. The financial information to be included in the Composite Document has not been, and will not be, prepared in accordance with generally accepted accounting principles in the United States (***US GAAP***) and thus may not be comparable to financial information of US companies or companies whose financial statements are prepared in accordance with US GAAP. The Offer is subject to disclosure and other procedural requirements, including with respect to withdrawal rights, the offer timetable, settlement procedures and timing of payments that are different from those applicable under US domestic tender offer procedures and law.

It may be difficult for US holders of TTI Shares to enforce their rights and any claim arising out of the US federal securities laws, since the Offeror is located outside of the United States, and some or all of its officers and directors may be resident outside of the United States. US holders of TTI Shares may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the US securities laws. Further, it may be difficult to compel a foreign company and its affiliates to subject themselves to a US court's judgment.

To the extent permitted by applicable law, in accordance with normal Hong Kong practice and pursuant to exemptive relief granted by the Staff of the Division of Market Regulation of the SEC from Rule 14e-5 of the US Exchange Act, the Offeror or its respective nominees, or brokers (acting as agents) may from time to time make certain purchases of, or arrangements to purchase, TTI Shares other than pursuant to any such offer, such as in open market or privately negotiated purchases outside the United States during the period in which the Offer remains open for acceptance. In accordance with the requirements of Rule 14e-5 and exemptive relief granted by the SEC, such purchases, or arrangements to purchase, must comply with Hong Kong law. Any information about such purchases will be disclosed as required in Hong Kong and will be made available in the United States on the SFC's website, at www.sfc.hk.

This Announcement may contain various "forward-looking statements" within the meaning of section 27A of the US Securities Act and section 21E of the US Exchange Act relating to the Offer, the Offeror or TTI that are subject to risks and uncertainties, including those pertaining to the anticipated benefits to be realised from the proposed acquisition of TTI Shares. The statements can be identified by the use of forward-looking terminology, such as "believe," "expects," "prospect," "estimated," "should," "may" or the negative thereof, or other variations thereof, or comparable terminology indicating the Offeror's expectations or beliefs concerning future events. The Offeror cautions that such statements are qualified by important factors that could cause actual results to differ materially from those in the forward-looking statements. Other factors could also cause actual results to differ materially from expected results included in the statements.

Profit Forecasts

This Announcement does not contain any profit forecasts, as defined under Rule 10 of the Code, in relation to the Offeror or the TTI.

WARNING: TTI Shareholders and investors generally should exercise caution when dealing in the securities of TTI.

DEFINITIONS

Announcement	:	this announcement dated 14 May 2007
Citigroup	:	Citigroup Global Markets Asia Limited
Closing Date	:	the date to be stated in the Composite Document as the first closing date of the Offer or any subsequent closing date as may be announced by the Offeror and approved by the Executive
Code	:	the Hong Kong Code on Takeovers and Mergers published by the SFC
Composite Document	:	the composite Offer Document and Response Document to be issued to all TTI Shareholders in accordance with the Code containing, among other things, details of the Offer, the acceptance and transfer form in respect of the Offer
Concert Parties	:	persons acting in concert with the Offeror (within the meaning of the Code)
Executive	:	the Executive Director of the Corporate Finance Division of the SFC or any delegate of the Executive Director
HK$	:	Hong Kong dollars, the lawful currency of Hong Kong
Hong Kong	:	the Hong Kong Special Administrative Region of the People's Republic of China
Hong Kong Listing Rules	:	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
HSBC	:	The Hongkong and Shanghai Banking Corporation Limited
Offer	:	the mandatory conditional general offer to acquire all of the issued shares in the share capital of TTI not already owned by the Offeror and its Concert Parties

Offer Document	:	the document required to be issued by, or on behalf of the Offeror to all TTI Shareholders, in accordance with the Code containing, amongst other things, details of the Offer and the terms and conditions of the Offer and forming part of the Composite Document
Offeror	:	Cordless Industries Inc., a company incorporated in the British Virgin Islands
Platinum	:	Platinum Securities Company Limited, a licensed corporation under the Securities and Futures Ordinance of Hong Kong (Cap. 571 of the Laws of Hong Kong), licensed to carry out Type 1(dealing in securities) and Type 6 (advising on corporate finance) regulated activities, and the financial adviser to the Offeror
Response Document	:	the document required to be issued by TTI to all TTI Shareholders in accordance with the Code, containing, amongst other things, the board circular of TTI and forming part of the Composite Document
SEC	:	the United States Securities and Exchange Commissions
SFC	:	the Securities and Futures Commission of Hong Kong
Stock Exchange	:	The Stock Exchange of Hong Kong Limited
TTI	:	Techtronic Industries Company Limited, a company incorporated in Hong Kong, the shares of which are listed on the Stock Exchange
TTI ADR(s)	:	TTI American Depositary Receipts, with a ratio of receipt to TTI Shares of 1:5, issued under a Level 1 American Depositary Receipt programme sponsored by The Bank of New York
TTI Bond(s)	:	zero coupon convertible bond(s) due 2009 issued by TTI pursuant to the offering circular dated 6 July 2004
TTI Group	:	TTI and its subsidiaries
TTI Option(s)	:	option(s) to acquire TTI Shares granted and currently outstanding under the TTI Share Option Scheme that was adopted by the TTI Shareholders
TTI Share(s)	:	ordinary share(s) of HK$0.10 each in the share capital of TTI
TTI Shareholders	:	holders of TTI Shares
TTI Share Option Scheme	:	the share option scheme adopted by the TTI Shareholders at a general meeting on 28 March 2002
US$	:	US dollars, the lawful currency of the United States of America
United States or US	:	the United States of America, its territories and possessions, any state of the United States of America and the District of Columbia
US Exchange Act	:	the United States Exchange Act of 1934, as amended
US Securities Act	:	the United States Securities Act of 1993, as amended

By order of the board of
Cordless Industries Inc.
Horst Julius Pudwill
Director

By order of the board of
Techtronic Industries Company Limited
Chi Chung Chan
Group Executive Director

Hong Kong, 14 May 2007

As at the date of this Announcement, the Directors of the Offeror are Horst Julius Pudwill and Roy Chi Ping Chung. The Directors of the Offeror jointly and severally accept full responsibility for the accuracy of the information in this Announcement (other than in relation to TTI) and confirm, having made all reasonable enquiries, that to the best of their knowledge, their opinions expressed in this Announcement have been arrived at after due and careful consideration and there are no other facts not contained in this Announcement the omission of which would make any of their statements in this Announcement misleading.

As at the date of this Announcement, the Group Executive Directors of TTI are Horst Julius Pudwill (Chairman), Roy Chi Ping Chung (Vice Chairman), Patrick Kin Wah Chan, Frank Chi Chung Chan and Stephan Horst Pudwill; the Non-Executive Director of TTI is Vincent Ting Kau Cheung; and the Independent Non-Executive Directors of TTI are Joel Arthur Schleicher, Christopher Patrick Langley and Manfred Kuhlmann. The Directors of TTI jointly and severally accept full responsibility for the accuracy of the information in this Announcement (other than in relation to the Offeror) and confirm, having made all reasonable enquiries, that to the best of their knowledge, their opinions expressed in this Announcement have been arrived at after due and careful consideration and there are no other facts not contained in this Announcement the omission of which would make any of their statements in this Announcement misleading.

In accordance with Rule 3.8 of the Code, reproduced below is the full text of Note 11 to Rule 22 of the Code:

"Stockbrokers, banks and others who deal in relevant securities on behalf of clients have a general duty to ensure, so far as they are able, that those clients are aware of the disclosure obligations attaching to associates and other persons under Rule 22 and that those clients are willing to comply with them. Principal traders and dealers who deal directly with investors should, in appropriate cases, likewise draw attention to the relevant Rules. However, this does not apply when the total value of dealings (excluding stamp duty and commission) in any relevant security undertaken for a client during any 7 day period is less than $1 million. This dispensation does not alter the obligation of principals, associates and other persons themselves to initiate disclosure of their own dealings, whatever total value is involved. Intermediaries are expected to co-operate with the Executive in its dealings enquiries. Therefore, those who deal in relevant securities should appreciate that stockbrokers and other intermediaries will supply the Executive with relevant information as to those dealings, including identities of clients, as part of that co-operation."

[1] The use of the trademark Ryobi® is pursuant to a licence granted by Ryobi Limited.

Cordless Industries Inc.

(於英屬處女群島註冊成立)

TTI 創科實業有限公司

(於香港註冊成立之有限公司)
(股份代號：669)

聯合公告

百德能證券有限公司
代表
Cordless Industries Inc.
提出強制性有條件全面收購建議
以收購 Cordless Industries Inc.
與及其一致行動人士尚未擁有之
創科實業有限公司
股本中之全部已發行股份

Cordless Industries Inc.之財務顧問

百德能
證券

1. 緒言

於二零零七年五月十四日，創科實業收到由Horst Julius Pudwill及鍾志平發出之書面通知，表明彼等已於二零零七年五月十四日行使按3.60港元每股創科實業股份行使價獲授創科實業股東於二零零二年三月二十八日舉行之股東大會上採納之創科實業優先認股權計劃於二零零二年六月二十八日授予之創科實業認股權，於行使該等創科實業認股權後，Horst Julius Pudwill及鍾志平將合共持有38,592,000股創科實業股份，佔創科實業經擴大後已發行股本約2.56%。於行使該等創科實業認股權後，收購人及其一致行動人士將合共持有457,633,742股創科實業股份，佔創科實業經擴大後已發行股本的30.41%。因此，收購人須根據收購守則第26.1條提出強制性有條件全面收購建議，以收購全部除收購人及其一致行動人士已擁有之創科實業股份外已發行之創科實業股份。

收購人及創科實業聯合公告，百德能(代表收購人)將提出強制性有條件全面收購建議，以收購收購人及其一致行動人士尚未擁有之創科實業股本中之全部已發行股份。

2. 收購建議之代價

收購建議之代價如下：

每股創科實業股份 現金3.60港元

收購人須向不包括其一致行動人士在內的所有創科實業認股權持有人提出收購建議(「創科實業認股權收購建議」)，以註銷彼等現有之創科實業認股權。[illegible] 7.625港元至19.20港元不等，故創科實業認股權目前，按對收購價而言，屬「價外」。此外，創科實業認股權屬不可買賣及不可轉讓。[illegible] 0.001港元的象徵式價值。

收購人須向所有創科實業債券之持有人提出收購建議(「創科實業債券收購建議」)，以按下列基準收購彼等現有之創科實業債券：

每張面值7,797.70港元之創科實業債券(按日期為二零零四年七月六日之創科實業債券發售通函所規定之折算匯率1.00美元=7.7977港元)(按每股創科實業股份之收購價3.60港元除以每股創科實業股份之初步換股價16.56港元計算) 現金1,695.20港元

收購人須提出收購建議(「創科實業預託美國證券收購建議」)以收購除其一致行動人士持有以外的創科實業預託美國證券如下：

每股創科實業預託美國證券 現金18.00港元

[illegible]

創科實業認股權收購建議、創科實業債券收購建議及創科實業預託美國證券收購建議 [illegible]

3. 收購建議之條件

收購建議之條件為於截止日期下午四時正或之前(或收購人根據收購守則可能決定之其他時間)所收到的有效接納之數目，[illegible] 收購人及其一致行動人士持有創科實業逾50%投票權後，收購建議方為有效。

4. 寄發綜合文件

收購人及創科實業將把收購文件及董事會文件合併後寄發予創科實業股東，載有收購建議詳情的綜合文件，將於本公告日期起計21日內寄發予創科實業股東。[illegible]

[illegible]

緒言

於二零零七年五月十四日，創科實業收到由Horst Julius Pudwill及鍾志平發出之書面通知，[illegible]

[illegible]

收購人及創科實業聯合宣佈，百德能(代表收購人)將提出強制性有條件全面收購建議，以收購收購人及其一致行動人士尚未擁有之創科實業股本中之全部已發行股份。

收購建議乃根據收購守則作出。

收購建議

百德能代表收購人將按下列基準提出收購建議：

每股創科實業股份 現金3.60港元

價值比較

收購價每股創科實業股份為3.60港元之現金代價比較：

(a) [illegible] 10.81港元、10.79港元及10.39港元，分別折讓約66.70%、66.64%及65.35%；及

(b) [illegible] 64.91%。

最高及最低價格

[illegible]

創科實業股份之代價

[illegible] 4,118,000,000港元。

尚未行使之創科實業認股權

於本公告日期，共有30,567,000份尚未行使之創科實業認股權 [illegible]

[illegible]

尚未償還之創科實業債券

於本公告日期，尚未償還之創科實業債券的本金額為140,000,000美元。[illegible] 45,922,584股創科實業股份，約佔創科實業經擴大後已發行股本之4.20%。

收購人須向所有創科實業債券之持有人提出收購建議，以按下列基準收購彼等現有之創科實業債券：

每張面值7,797.70港元之創科實業債券(按日期為二零零四年七月六日之創科實業債券發售通函所規定之折算匯率1.00美元=7.7977港元)(按每股創科實業股份之收購價3.60港元除以每股創科實業股份之初步換股價16.56港元計算) 現金1,695.20港元

[illegible]

創科實業預託美國證券

於本公告日期，已發行之創科實業預託美國證券為5,492,179份，每份創科實業預託美國證券代表5股創科實業股份。

收購人須提出收購建議以收購除其一致行動人士持有以外的創科實業預託美國證券如下：

每股創科實業預託美國證券 現金18.00港元

[illegible]

代價之支付

[illegible]

財務資源之確認

[illegible] 4,118,063,378.40港元 [illegible]

收購建議之條件

[illegible] 50%投票權後，方為有效。

不可撤回承諾

[illegible]

創科實業之上市地位

[illegible] 25% [illegible]

(a) [illegible]

(b) [illegible]

[illegible]

有關創科實業之資料

[illegible]

收購人之資料

[illegible]

創科實業之資料

[illegible]

創科實業之股權資料

於本公告日期，已發行股份合計有(i) 1,466,458,652股已發行的創科實業股份；(ii) 71,219,000份已發行尚未行使之創科實業認股權 [illegible] 38,952,000份 [illegible]；(iii)面值140,000,000美元之創科實業債券及(iv) 5,492,179份創科實業預託美國證券 [illegible]

獨立董事委員會

[illegible]

有關創科實業之詳細資料，將在寄發予創科實業股東之綜合文件內載列。

收購建議之其他條款

創科實業之股息

[illegible]

有關印花稅

[illegible]

有關收購建議之一般事項

[illegible]

[illegible]

綜合文件

[illegible]

其他協議或安排

[illegible]

收購建議之完成

[illegible]

[illegible]

於創科實業證券及衍生工具之權益

於本公告日期，收購人及其一致行動人士擁有或控制或可支配下列創科實業股份：

名稱	權益性質	於行使創科實業認股權前之股份數目	概約持股百分比	於行使創科實業認股權後之股份數目	概約持股百分比
Horst Julius Pudwill	實益擁有人	77,609,500	5.29%	103,337,500	6.87%
	配偶權益－Barbara Pudwill	760,000	0.05%	760,000	0.05%
	受控制法團 Sunning Inc.(其總股本由Horst Julius Pudwill 100%擁有)之權益	185,584,764	12.66%	185,584,764	12.33%
	受控制法團 Cordless Industries Company Limited (其70%股本由Horst Julius Pudwill擁有)之權益	25,952,321	1.77%	25,952,321	1.72%
鍾志平	實益擁有人	113,541,948	7.74%	126,405,948	8.40%
	配偶權益－Li Oi Kong	136,000	0.01%	136,000	0.01%
	受控制法團 Cordless Industries Company Limited (其30%股本由鍾志平擁有)之權益	11,122,500	0.76%	11,122,500	0.74%
Stephan Horst Pudwill	實益擁有人	4,054,500	0.28%	4,054,500	0.27%
Christopher Horst Pudwill	實益擁有人	290,000	0.02%	290,000	0.02%
小計(收購人與其一致行動人士)		419,041,742	28.58%	457,633,742	30.41%
公眾股東		1,047,416,910	71.42%	1,047,416,910	69.59%
總計：		1,466,458,652	100%	1,505,050,452	100%

於按每股創科實業股份行使價3.60港元行使Horst Julius Pudwill及鍾志平於二零零二年六月二十八日根據創科實業優先認股權計劃授予之創科實業認股權前，收購人及其一致行動人士擁有創科實業已發行股本約28.58%。於行使該等創科實業認股權時，Horst Julius Pudwill及鍾志平將合共收購38,592,000股創科實業股份，約佔創科實業經擴大後已發行股本之2.56%。於行使該等創科實業認股權後，收購人及其一致行動人士將合共擁有457,633,742股創科實業股份，約佔經擴大後已發行股本之30.41%。

於本公告日期，收購人及其一致行動人士持有下列創科實業認股權：

名稱	創科實業認股權之授出日期	於本公告日期已授出但尚未行使之創科實業認股權數目	認購價(以港元計)	行使期
Horst Julius Pudwill	19.9.2003	540,000	8.685	19.9.2003至18.9.2008
	25.2.2004	400,000	12.170	25.2.2004至24.2.2009
鍾志平	19.9.2003	540,000	8.685	19.9.2003至18.9.2008
	25.2.2004	400,000	12.170	25.2.2004至24.2.2009
Stephan Horst Pudwill	1.3.2004	100,000	12.325	1.3.2004至28.2.2009
Christopher Horst Pudwill	17.7.2003	20,000	7.625	17.7.2003至16.7.2008
	1.3.2004	20,000	12.325	1.3.2004至28.2.2009

十八日之股東大會上採納之創科實業購股權計劃之條款，即使其等創科實業購股權之行使期尚未生效，所有創科實業購股權持有人均有權悉數行使其尚未行使之創科實業購股權。

百德能除為非全權委託客戶之賬戶買賣及持有外，百德能並無任何創科實業證券或創科實業之買賣。

除上文所披露者外，收購人或其一致行動人士均無擁有或控制任何創科實業股份或可收購任何創科實業股份之認股權(或相關之其他已發行衍生工具)。

除本公告所披露者外，於截至及包括本公告日期止的六個月期間，收購人與其一致行動人士未曾就創科實業股份或任何創科實業股份之可換股證券或認股權(或相關之其他已發行衍生工具)進行任何有價買賣。

對美國投資者之重要提示

收購建議乃為根據香港法律成立之公司之證券而作出，並將受制於香港有關程序及披露之規定，該等規定有別於美國之有關規定。綜合文件中所包含之財務資料不會，且不會根據美國公認會計準則(「*美國會計準則*」)編製，因此與美國公司或根據美國會計準則編製財務報表之公司的財務資料不具有可比性。收購建議須遵循披露及其他程序規定，包括有關撤回權利、收購建議時間表、結算程序及付款期間等不同於美國本土適用之收購建議程序及法律規定。

由於收購人於美國境外，且其部分或所有高級職員及董事可能居住於美國境外，創科實業股份之美國持有人可能難以行使其權利以及執行根據美國聯邦證券法所產生之索償要求。創科實業股份於美國之持有人可能無法就違反美國證券法之行為向外國法院起訴一家外國公司或其高級職員或董事。此外，亦難以強制一家外國公司或其聯屬公司受制於美國法院之判決。

於適用法律允許之範圍內，按一般香港慣例，且根據美國證監會市場監管部人員根據美國交易法第14e-5條之豁免，收購人或其各自之提名人，或經紀人(作為代理人)可以不時進行購買或安排購買非涉及收購建議(即在收購建議公開期間內在公開市場或透過私人協商)之創科實業股份。根據第14e-5條之規定及美國證監會授予之豁免，該等購買或購買安排必須遵守香港法律。任何有關該等購買之資料將會根據香港之規定予以披露，並在證監會之網站www.sfc.hk登載以供美國查閱。

本公告可能包含若干美國證券法第27A條及美國交易法第21E條所界定具有風險及不確定因素之有關收購建議，收購人或創科實業之各種「前瞻性陳述」，包括對創科實業股份之建議收購可實現之盈利預測。此類陳述使用了具有前瞻性特徵之詞語，如「認為」、「預計」、「期望」、「估計」、「意圖」、「可能」或其否定形式及其他形式，或有關收購人對於未來事件之預期或觀點之類似詞語。收購人謹警告該等陳述乃受到若干重要因素所限制，因此等因素可能導致實際結果與該等陳述產生重大差異。其他因素亦可導致與該等陳述所描述之結果產生重大差異之實際結果。

盈利預測

本公告載錄有有關收購人就創科實業之盈利預測(定義見守則第10條)。

股東注意：創科實業股東及投資者在買賣創科實業股份時，務請審慎行事。

釋義

「公告」	指	日期為二零零七年五月十四日之公告
「花旗」	指	花旗環球金融亞洲有限公司
「截止日期」	指	在綜合文件中註明為收購建議之首個截止日期或收購人可能公布並經執行人員批准之任何較後截止日期
「守則」	指	證監會發出之公司收購及合併守則
「綜合文件」	指	根據守則向全體創科實業股東發出之綜合收購文件及回應文件，當中載有(其中包括)收購建議之詳情、收購建議之接納及過戶表格
「一致行動人士」	指	與收購人一致行動之人士(定義見守則)
「執行人員」	指	證監會企業融資部執行人員或任何執行人員之代表
「港元」	指	港元，即香港法定貨幣
「香港」	指	中華人民共和國香港特別行政區
「香港上市規則」	指	香港聯合交易所有限公司證券上市規則
「滙豐銀行」	指	香港上海滙豐銀行有限公司
「收購建議」	指	就收購創科實業股本中尚未由收購人及其一致行動人士擁有之所有已發行股份之強制性有條件全面收購建議
「收購文件」	指	根據守則須由收購人或收購人之代表向創科實業全體股東發出之文件，當中載有(其中包括)收購建議之詳情及收購建議之條款及條件，並為綜合文件之組成部分
「收購人」	指	Cordless Industries Inc.，一間於英屬處女群島註冊成立之公司
「百德能」	指	百德能證券有限公司，一家根據證券及期貨條例(香港法例第571章)進行第一類(買賣證券)及第六類(就企業融資提供意見)受規管活動之持牌法團，並為收購人之財務顧問
「回應文件」	指	根據守則須由創科實業向全體創科實業股東發出之文件，當中載有(其中包括)創科實業之董事會通函，並為綜合文件之組成部分
「美國證監會」	指	美國證券及交易委員會
「證監會」	指	香港證券及期貨事務監察委員會
「聯交所」	指	香港聯合交易所有限公司
「創科實業」	指	創科實業有限公司，一間於香港註冊成立之公司，其股份於聯交所上市
「創科實業預託美國證券」	指	根據由紐約銀行發出之第一級美國預託證券收據計劃發行之創科實業預託美國證券，收取創科實業，股份之比率為1：5
「創科實業債券」	指	創科實業根據日期為二零零四年七月六日之發售通函而發行、於二零零九年到期之零息可換股債券
「創科實業集團」	指	創科實業及其附屬公司
「創科實業購股權」	指	根據創科實業股東所採納之創科實業購股權計劃授出，現時尚未行使及可認購創科實業股份之認股權
「創科實業股份」	指	創科實業股本中每股面值0.10港元之普通股
「創科實業股東」	指	創科實業股份之持有人
「創科實業優先認股權計劃」	指	創科實業股東於二零零二年三月二十八日在股東大會上採納之認股權計劃
「美元」	指	美元，即美國法定貨幣
「美國」	指	美利堅合眾國、其領土及屬地、其任何州份及哥倫比亞特區
「美國交易法」	指	美國一九三四年交易法(經修訂)
「美國證券法」	指	美國一九三三年證券法(經修訂)

承董事會命
收購人
Horst Julius Pudwill
董事

承董事會命
創科實業有限公司
陳志聰
集團執行董事

香港
二零零七年五月十四日

於本公告日期，收購人之董事為Horst Julius Pudwill及鍾志平。收購人之董事共同及個別對本公告所載資料(關於創科實業之資料除外)之準確性承擔一切責任，並在作出一切合理查詢後確認，就彼等所深知，本公告所表達之意見乃經審慎周詳考慮後始作出，並且本公告並無遺漏任何其他事實，致使本公告所載任何聲明產生任何誤導。

於本公告日期，創科實業之集團執行董事為Horst Julius Pudwill(主席)、鍾志平(副主席)、陳志聰、陳志明及Stephan Horst Pudwill；創科實業之非執行董事為張建華；及創科實業之獨立非執行董事為Joel Arthur Schleicher、Christopher Patrick Langley及Manfred Kuhlmann。創科實業之董事共同及個別對本公告所載資料(關於收購人之資料除外)之準確性承擔一切責任，並在作出一切合理查詢後確認，就彼等所深知，本公告中所表達之意見乃經審慎周詳之考慮後始作出，並且本公告並無遺漏任何其他事實，致使本公告所載任何聲明產生任何誤導。

根據守則第3.8條，茲轉載守則第22條註釋11之全文如下：

「代客買賣有關證券之股票經紀、銀行及其他人，都負有一般責任在他們能力所及之範圍內，確保客戶知悉規則22下聯繫人及其他人應有之披露責任，及這些客戶願意履行這些責任。直接與投資者進行交易之自營買賣商及交易商應同樣地在適當情況下，促請投資者注意有關規則。但假如在任何7日之期間內，代客進行之任何有關證券之交易總值(扣除印花稅和經紀佣金)少於100萬元，這規定將不適用。這項豁免不會改變主事人、聯繫人及其他人士自發地披露本身之交易責任，不論交易所涉及之總額為何。對於執行人員就交易進行之查詢，中介人必須給予合作。因此，進行有關證券交易之人應該明白，股票經紀及其他中介人在與執行人員合作之過程中，將會向執行人員提供該等交易之有關資料，包括客戶之身份。」

[1] Ryobi®商標乃根據Ryobi授予之許可而使用。

END